Exhibit 21.1
SUBSIDIARIES OF COINBASE GLOBAL, INC.*

Subsidiary name	Jurisdiction of incorporation
CB Payments, Ltd	United Kingdom
Coinbase, Inc.	Delaware, United States
Coinbase Canada, Inc.	Canada
Coinbase Capital Markets Corporation	California, United States
Coinbase Credit, Inc.	Delaware, United States
Coinbase Crypto Services, LLC	Delaware, United States
Coinbase Custody International Limited	Ireland
Coinbase Custody Trust Company, LLC	New York, United States
Coinbase Europe Limited	Ireland
Coinbase Financial Markets, Inc.	Delaware, United States
Coinbase Germany GmbH	Germany
Coinbase India Services Private Limited	India
Coinbase Ireland Limited	Ireland
Coinbase Securities, Inc.	Delaware, United States
LMX Labs, LLC	Delaware, United States
*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Coinbase Global, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.